Exhibit 99.1

MATERIAL FACT

CREATION OF JBS VIVA – A GLOBAL LEADER IN LEATHER

JBS N.V. (“JBS” or “Company”) – NYSE: JBS; B3: JBSS32 hereby informs its shareholders and the market that, with the approval of its Board of Directors today, it has entered into a binding memorandum of understanding with VANZ HOLDING LTDA. (“Vanz Holding”) and VIPOSA PARTICIPAÇÕES LTDA. (“Viposa” and, together with Vanz Holding, “Viva Shareholders”), current shareholders holding 100% of the shares issued by VIVA S.A. (“Viva”), with the objective of forming a company to combine the assets related to the production and marketing of leather from JBS and VIVA. The new company will be a global player in the leather sector and will be named JBS VIVA.

Once the transaction is completed, JBS VIVA will be 50% owned by JBS S.A., a wholly-owned subsidiary of the Company, and 50% owned by the Viva Shareholders. JBS Viva will be managed by a Board of Directors with equal participation from JBS and Viva Shareholders. JBS will appoint the Chairman of the Board and the Chief Financial Officer of JBS Viva, while the CEO and the Chief Operating Officer will be appointed by the Viva Shareholders.

JBS VIVA will be the global leader in this segment, processing more than 20 million hides per year, with 31 factories and more than 11,000 employees distributed across Brazil, Italy, Uruguay, Argentina, Mexico, and Vietnam. JBS VIVA will operate in the processing of hides and in the marketing of the most demanding markets in the world, expanding its global presence and competitiveness.

The completion of the transaction is subject to the negotiation of definitive documents and other conditions precedent common to this type of transaction.

Amstelveen, November 25, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Forward-Looking Statements

This notice contains certain statements, including statements relating to business plans and objectives, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations, as well as the risk factors discussed in the final prospectus, dated April 22, 2025 and filed by the Company with the United States Securities and Exchange Commission, relating to the Company’s registration statement on Form F-4 (File No. 333-273211). While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.